Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports Increases of 2.9% in Total Sales and 1.2% in Comparable Store Sales for December

Company to Participate in the 14th Annual ICR XChange Conference

HOUSTON, TX, January 5, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the five week December period ended December 31, 2011 increased 2.9% to $274 million from $266 million in the prior year five week period ended January 1, 2011. Comparable store sales increased 1.2%.

The Company achieved comparable store sales increases in its children's, cosmetics, footwear, home & gifts, junior's and petites categories during December. Geographically, the Mid Atlantic, South Central, Southeast and Southwest regions had comparable store sales gains during the month.

Andy Hall, President and Chief Executive Officer, commented, "We are pleased with our December sales performance, as our key initiatives in cosmetics, non-apparel gifts, toys and eCommerce helped drive sales. Conversely, our cold weather initiative was not as successful as anticipated due to the negative impact from warm weather."

Mr. Hall concluded, "The promotional business environment experienced on Black Friday continued throughout December as consumers remained motivated by value. While our December average unit retail was up 2.3%, it was not enough to offset cost inflation, and therefore will pressure our fourth quarter gross margin rate."

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SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2011	2010	2011	2010
1st Quarter	0.2	(0.6)	346	340
2nd Quarter	0.9	(1.6)	353	345
3rd Quarter	(0.6)	(0.3)	333	332
November	2.3	2.4	121	116
December	1.2	1.9	274	266
4th Qtr-To-Date	1.5	2.1	395	382
Year-To-Date (11 Mos)	0.5	(0.1)	1,427	1,399

Store Activity

No stores were opened or closed during the December period.

14th Annual ICR XChange Conference

The Company also announced today that Andy Hall, Ed Record and Oded Shein will be presenting at the 14th Annual ICR XChange Conference on Wednesday, January 11, 2012, at 11:05 a.m. Eastern Time. The conference is being held at The Fontainebleau Hotel in Miami Beach, FL.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at www.stagestoresinc.com and then click on Investor Relations, then Webcasts, and then the webcast link. A replay of the presentation will be available online for approximately 30 days.

The PowerPoint presentation that management will use at the conference will be available for viewing under the Investor Presentation link in the Investor Relations section of the Company's website.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 821 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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